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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-24376

                           NOTIFICATION OF LATE FILING

(Check One):    |X| Form 10-K    |_| Form 20-F   |_| Form 11-K    |_| Form 10-Q

For Period Ended:          December 31, 1999
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|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

Part I - Registrant Information


Full name of Registrant: ClearLogic, Inc.
Former name if applicable: The Registrant's former name is St. James Group, Inc.

41 South Haddon Avenue
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Address of principal executive office (Street and number)
Haddonfield, NJ 08033
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City, State and Zip Code




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Part II. Rule 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

In November 1999, the Company, then known as St. James Group, Inc., acquired all of the issued and outstanding capital stock of ClearLogic, Inc., and, following the completion of the transaction, changed its name to ClearLogic, Inc. As a result, the registrant was unable to produce audited financial statements for the year ended December 31, 1999 in a timely manner without unreasonable effort and expense.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Philip S. Burnham, II                          (856)547-7844
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(Name)                           (Telephone number, including area code)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            |X| Yes   |_| No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            |X| Yes   |   | No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Prior to November 1999, the Registrant's financial statements were those of St. James Group, Inc. The acquisition of the stock of ClearLogic, Inc. is treated as a reverse merger, and, as a result, ClearLogic, Inc. is treated as the acquiring entity and the historical financial statements of the Registrant will be those of ClearLogic, Inc. The audited financial statements for ClearLogic, Inc. were filed as an exhibit to the Registrant's report of Form 8-K for November 13, 1999, which was filed with the Commission on November 30, 1999.

ClearLogic, Inc.
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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     April 3, 2000                      By /s/  Philip S. Burnham, II
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                                                     Chief Operating Officer and
                                                     General Counsel


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